                                                               HEI Exhibit 12(a)
                                                               -----------------


Hawaiian Electric Industries, Inc. and subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

                                                                                  Three months ended         Three months ended
                                                                                       March 31,                  March 31,
                                                                                ----------------------      ----------------------
(dollars in thousands)                                                          1995 (1)      1995 (2)      1994 (1)      1994 (2)
- ----------------------------------------------------------------------------------------------------------------------------------
Fixed charges
Total interest charges
   The Company (3)..........................................................    $ 27,776      $ 48,215      $ 18,025      $ 36,327
   Proportionate share of fifty-percent-owned persons.......................         191           191            81            81
Interest component of rentals...............................................         992           992           888           888
Pretax preferred stock dividend requirements of subsidiaries................       2,908         2,908         3,066         3,066
                                                                                --------      --------      --------      --------
Total fixed charges.........................................................    $ 31,867      $ 52,306      $ 22,060      $ 40,362
                                                                                ========      ========      ========      ========
Earnings
Pretax income...............................................................    $ 31,160      $ 31,160      $ 21,344      $ 21,344
Fixed charges, as shown.....................................................      31,867        52,306        22,060        40,362
Interest capitalized
   The Company..............................................................      (1,455)       (1,455)         (970)         (970)
   Proportionate share of fifty-percent-owned persons.......................        (191)         (191)          (81)          (81)
                                                                                --------      --------      --------      --------
Earnings available for fixed charges........................................    $ 61,381      $ 81,820      $ 42,353      $ 60,655
                                                                                ========      ========      ========      ========
Ratio of earnings to fixed charges..........................................       1.93          1.56          1.92          1.50
                                                                                ========      ========      ========      ========

(1)  Excluding interest on ASB deposits.

(2)  Including interest on ASB deposits.

(3) Total interest charges exclude interest on nonrecourse debt from leveraged leases which is not included in interest expense in HEI's consolidated statement of income.